VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, DC 20549

Attention: Mr. David Gessert and Mr. Matthew Derby

March 8, 2023

Re: Customers Bancorp, Inc.
File No. 001-35542

Dear Messrs. Gessert and Derby:

We are in receipt of the letter from the Staff of the Securities and Exchange Commission, dated February 22, 2023 (the “Comment Letter”) regarding Customers Bancorp, Inc.’s Form 10-K for the Fiscal Year Ended December 31, 2021 and Response dated October 28, 2022. As discussed with Mr. Derby via telephone on March 8, 2023, we are respectfully requesting an extension of time to respond to the Comment Letter until the close of business on March 22, 2023.

If you have any questions regarding this extension request, please contact me at (484) 923-8802.

Sincerely,

/s/ Carla A. Leibold
Carla A. Leibold
Executive Vice President – Chief Financial Officer
701 Reading Avenue
West Reading, PA 19611
© 2023 Customers Bank. Member FDIC.